Putnam Investments
One Post Office Square
Boston, MA 02109
June 11, 2015
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sally Samuel

Re:	Comments on Post-Effective Amendment No. 150 to the Registration Statement on Form
N-1A (File Nos. 33-56339 and 811-07237), filed with the Securities and Exchange Commission
(the “Commission”) on May 26, 2015 (“Post-Effective Amendment No. 150”), of Putnam
Research Fund (the “Fund”), a series of Putnam Investment Funds (the “Trust”)

Dear Ms. Samuel:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on June 4, 2015 regarding Post-Effective Amendment No. 150. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Fund.

1. Comment: Please add the introductory language prescribed by Item 2 of Form N-1A to the “Example” section of the prospectus supplement.

Response: The Fund has revised the prospectus supplement to include this disclosure.

2. Comment: As you intend to request an acceleration of effectiveness of the Amendment, please add the undertaking required by Rule 484 under Regulation C to the Part C.

Response: The Fund has added the undertaking required by Rule 484 under Regulation C to the Part C in a further amendment to the Trust’s Registration Statement on Form N-1A, filed on the date hereof. The Fund intends to request acceleration of the effectiveness of Post-Effective Amendment No. 151.

I believe this letter addresses the Commission Staff’s comments, and as indicated, the relevant changes have been made and are reflected in Post-Effective Amendment No. 151, filed on the date hereof. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson

Associate Counsel

Putnam Investments

cc:	James F. Clark, Esq. Putnam Investments

James E. Thomas, Esq., Ropes & Gray LLP